UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
COMMISSION FILE NUMBER 333-89756

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
ALION SCIENCE AND TECHNOLOGY CORPORATION

10 West 35th Street Chicago, IL 60616 (312) 567-4000	1750 Tysons Boulevard Suite 1300 McLean, VA 22102 (703) 918-4480

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits, for the years ended September 30, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

Signatures	17

Report of Independent Registered Public Accounting Firm
ESOP Committee
Alion Science and Technology Corporation
        Employee Ownership, Savings and Investment Plan:
We have audited the financial statements and supplemental schedule of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan) as of September 30, 2005 and 2004, as listed in the accompanying table of contents. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audit for the year ended September 30, 2005, was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Chicago, Illinois
March 24, 2006

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Statements of Net Assets, Available for Benefits
September 30, 2005 and September 30, 2004

	September 30, 2005					September 30, 2004
		ESOP					ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Assets:
Cash and cash equivalents	$—	1,504,329	—	1,504,329	1,504,329	—	1,554,838	—	1,554,838	1,554,838
Investments:
Alion Science and Technology
Corporation common stock	—	184,783,018	—	184,783,018	184,783,018	—	67,321,350	—	67,321,350	67,321,350
Mutual funds	112,600,912	—	—	—	112,600,912	26,846,994	—	—	—	26,846,994

Total Investments	112,600,912	186,287,347	—	186,287,347	298,888,259	26,846,994	68,876,188	—	68,876,188	95,723,182

Receivables:
Employer contribution	80,711	—	—	—	80,711	1,574	—	—	—	1,574
Participant contributions	401,923	164,784	—	164,784	566,707	1,533	—	—	—	1,533
Other contributions	—	5,028	—	5,028	5,028	—	—	—	—	—
Participant loans	1,309,956	—	—	—	1,309,956	257,232	23,582	—	23,582	280,814

Total receivables	1,792,590	169,813	—	169,813	1,962,402	260,339	23,582	—	23,582	283,921

Total assets	114,393,502	186,457,159	—	186,457,159	300,850,661	27,107,333	68,899,770	—	68,899,770	96,007,103

Liabilities:
Stock subscription payable	—	1,509,357	—	1,509,357	1,509,357	—	1,554,838	—	1,554,838	1,554,838

Net assets available for benefits	114,393,502	184,947,802	—	184,947,802	299,341,304	27,107,333	67,344,932	—	67,344,932	94,452,265

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended September 30, 2005 and September 30, 2004

	Year Ended September 30, 2005					Year Ended September 30, 2004
		ESOP					ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total	Non-ESOP	Allocated	Unallocated	Total	Plan Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,670,723	66,547,122	—	66,547,122	74,217,845	959,723	16,616,826	—	16,616,826	17,576,549
Interest	451,943	271,979	—	271,979	723,922	62,093	9,679	—	9,679	71,772

Investment income	8,122,666	66,819,101	—	66,819,101	74,941,767	1,021,816	16,626,505	—	16,626,505	17,648,321

Contributions
Employer contributions	2,069,825	5,707,360	—	5,707,360	7,777,185	1,512,952	4,338,168	—	4,338,168	5,851,120
Participant contributions	9,428,525	4,007,627	—	4,007,627	13,436,152	6,897,095	2,766,939	—	2,766,939	9,664,034
Rollovers	1,640,143	1,609,723	—	1,609,723	3,249,866	3,330,861	716,569	—	716,569	4,047,430
Transfer between ESOP and Non-ESOP	31,381,695	(31,381,695)	—	(31,381,695)	—	—	575,710	—	575,710	575,710
Transfer of merged plan assets	48,238,694	79,038,985	—	79,038,985	127,277,679	1,689,717	—	—	—	1,689,717

Total additions	100,881,548	125,801,101	—	125,801,101	226,682,649	14,452,441	25,023,891	—	25,023,891	39,476,332

Deductions to net assets attributable to:
Benefits paid to participants	13,592,591	8,198,231	—	8,198,231	21,790,822	764,445	1,562,231	—	1,562,231	2,326,676
Fees (short-term trading)	2,788	—	—	—	2,788	1,308	—	—	—	1,308
Transfer out	—	—	—	—	—	575,710	—	—	—	575,710
Transfer between components	—	—	—	—	—	—	1,533	—	1,533	1,533

Total deductions	13,595,379	8,198,231	—	8,198,231	21,793,610	1,341,463	1,563,764	—	1,563,764	2,905,227

Increase in net assets available for benefits	87,286,169	117,602,870	—	117,602,870	204,889,039	13,110,978	23,460,127	—	23,460,127	36,571,105

Net assets available for benefits:
Beginning of period	27,107,333	67,344,932	—	67,344,932	94,452,265	13,996,355	43,884,805	—	43,884,805	57,881,160

End of period	$114,393,502	184,947,802	—	184,947,802	299,341,304	27,107,333	67,344,932	—	67,344,932	94,452,265

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(1)	Plan Description

The following is a general description of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the Plan). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
(a)	General

Alion Science and Technology Corporation (the Plan Sponsor, Alion or the Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on June 4, and September 30, 2002. The Company adopted the First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth, Ninth, Tenth and Eleventh Amendments to the Plan on March 20, 2003, March 27, 2003, May 19, 2003, June 18, 2003, September 30, 2003, October 31, 2003, December 23, 2003, March 25, 2004, May 28, 2004, April 1, 2005 and December 9, 2005, respectively.

The Plan operates as a tax exempt employee stock ownership plan (ESOP) with a 401(k) component (401(k)) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

The Plan is administered by the ESOP Committee, which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2005, two trusts had been established to hold Plan assets. State Street Bank & Trust Company is the trustee for the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (the ESOP Trust), which holds legal title to the shares of Company common stock in the ESOP component of the Plan. Principal Financial Group is the record keeper for the ESOP. The ESOP Committee is the trustee for the 401(k) component of the Plan. Fidelity Investments (Fidelity) is record keeper and custodian for the 401(k) component of the Plan.

(b)	Eligibility

Employees are immediately eligible to make employee contributions to the Plan and become eligible to receive employer contributions after one year of employment. The number of employees participating in the Plan totaled 3,878 and 2,244 at September 30, 2005 and 2004, respectively.

(c)	Contributions

Participants may elect to contribute up to 60% of their eligible compensation to the Plan, subject to statutory annual maximum limits which are adjusted each year for increases in the cost of living as provided in applicable IRC regulations. The annual limitations apply to all of a participant’s salary reduction contributions and similar contributions under this and other plans. A participant may not contribute more than 7% of his or her eligible compensation to the ESOP component of the Plan.

The Company makes a matching contribution of 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also makes a retirement plan contribution of 2.5% of the eligible compensation contributed by each participant consisting of 1%

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(not participant directed) in stock and 1.5% (participant directed) in cash. The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company determines what portion of its profits, if any, to contribute to the Plan. The Company made no discretionary contribution for the plan years ended September 30, 2005 and 2004. During the 2005 plan year, Company contributions of $7,777,185 included $5,707,360 in shares of common stock of the Company and $2,069,825 in cash. During the 2004 plan year, Company contributions of $5,851,120 included $4,338,168 in shares of common stock of the Company and $1,512,952 in cash.

(d)	Participant Accounts

The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP component of the Plan to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each respective valuation date.

Each participant’s 401(k) account is credited with the participant’s contributions, the Company’s contributions, the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)	Voting Rights

On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the Company’s assets, tender offer for, or other offer to purchase, the shares of the Company’s common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her ESOP account. In all such cases, the ESOP Trustee is required to notify the participants of such voting rights prior to the time that such rights are to be exercised. The ESOP Trustee is to vote for any allocated shares for which participant instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the ESOP Trustee is to vote all shares of Company common stock as directed by the ESOP Committee.

(f)	Vesting

Each eligible participant has immediate, fully vested rights in all employee contributions, rollover contributions and Company-matching contributions. Other Company retirement plan contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:
•	25% vests after two years of service;

•	50% vests after three years of service;

•	75% vests after four years of service; and

•	100% vests after five years of service.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(g)	Investment Options

The Plan provides for various investments in mutual funds and Company common stock. As of September 30, 2005, there were 25 non-ESOP investment options available through Fidelity Investments. The Plan uses the State Street Global Advisors Short-Term Investment Fund as the short-term investment option for the ESOP component of the Plan to hold contributions until the ESOP Trustee can purchase common stock of the Company. All contributions and earnings (losses) for the ESOP component of the Plan are used to purchase shares of common stock of the Company. Participants are allowed to choose from the following Fidelity investments for the non-ESOP component of the Plan:

Fidelity Magellan

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. The fund uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Equity Income

This fund normally invests at least 80% of assets in equity securities primarily in income-producing equity securities, which tends to lead to investments in large-cap value stocks. The fund may invest in other types of equity securities and debt securities, including lower-quality debt securities of domestic and foreign issuers.

Fidelity Growth Company

This fund invests primarily in common stocks of domestic and foreign issuers that Fidelity Management & Research Company (FMR) believes offer the potential for above-average growth. Growth may be measured by factors such as earnings or revenue. FMR uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity Investment Grade Bond

FMR normally invests at least 80% of this fund’s assets in investment-grade debt securities of all types and repurchase agreements for those securities. FMR allocates assets across different market sectors and maturities. FMR analyzes a security’s structural features and current pricing, trading opportunities, and the credit quality of its issuer to select investments.

Fidelity Capital & Income

This fund invests mainly in equity and debt securities, including defaulted securities, with an emphasis on lower-quality debt securities. The fund invests in companies in troubled or uncertain financial condition and in domestic and foreign issuers.

Fidelity New Millennium

This fund invests primarily in common stocks of domestic and foreign issuers in either growth stocks or value stocks or both. FMR focuses on identifying industries and companies that will

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
benefit from social and economic change by examining social attitudes, legislative actions, economic plans, product innovation, demographics and other factors, which can lead to investments in small and medium-sized companies.

Fidelity Low-Priced Stock

This fund normally invests at least 80% of assets in low-priced stocks (those priced at or below $35 per share), which can lead to investments in small and medium-sized companies. The fund may invest in stocks not considered low-priced. The fund may invest in domestic and foreign issuers in either growth or value stocks or both.

Fidelity Diversified International

This fund normally invests in non-U.S. securities, primarily in common stocks. FMR allocates investments across countries and regions considering size of the market in each country and region relative to size of the international market as a whole.

Fidelity Dividend Growth

This fund normally invests at least 80% of assets in equity securities, primarily in domestic and foreign issuers that FMR believes have the potential to pay dividends in the future.

Fidelity Freedom Income

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to a stable asset allocation strategy designed for investors already in retirement.

Fidelity Freedom 2000

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expected to retire around the year 2000. Having met its target date, Freedom 2000 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2005

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expected to retire around the year 2005. Having met its target date, Freedom 2005 continues becoming more conservative for 5-10 years, until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2010

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
who expect to retire around the year 2010. Freedom 2010 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2015

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2015. Freedom 2015 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2020

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2020. Freedom 2020 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2025

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2025. Freedom 2025 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2030

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2030. Freedom 2030 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2035

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors who expect to retire around the year 2035. Freedom 2035 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Freedom 2040

This fund invests in a combination of Fidelity equity, fixed-income, and money market funds and allocates its assets among these funds according to an asset allocation strategy targeted to investors

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
who expect to retire around the year 2040. Freedom 2040 will continue becoming more conservative until the asset mix is approximately the same as Freedom Income Fund. Ultimately, the funds will merge.

Fidelity Retirement Government Money Market

This fund normally invests at least 80% of assets in U.S. Government securities, repurchase agreements for those securities and reverse repurchase agreements. FMR complies with industry standard requirements for money market funds regarding quality, maturity, and diversification of the fund’s investments.

Spartan U.S. Equity Index

This fund normally invests at least 80% of assets in common stocks included in the S&P 500, which broadly represents the performance of common stocks publicly traded in the United States. FMR uses statistical sampling techniques based on such factors as capitalization, industry exposures, dividend yield, price/earnings ratio, price/book ratio, and earnings growth to select investments for the fund. The fund may also lend securities to earn income for the fund.

Fidelity U.S. Bond Index

This fund normally invests at least 80% of the fund’s assets in bonds included in the Lehman Brothers Aggregate Bond Index. FMR uses statistical sampling techniques based on duration, maturity, interest rate sensitivity, security structure and credit quality to select investments. FMR may also use other investment techniques discussed under the Investment Details section of the prospectus to increase or decrease the fund’s exposure to changing security prices or other factors that affect security values.

Royce Low-Priced Stock

The fund invests in both small and micro-cap companies that are trading for less than $25 per share at the time of purchase. “Low-priced” securities generally do not draw substantial interest from institutional investors, are often not well known and can be difficult to buy and sell. These are precisely the conditions that create opportunities to find stocks trading significantly below the fund’s estimate of current worth. While low-priced stocks are higher in risk than the stocks of many larger, more established companies, the fund believes that there is a potential for higher reward commensurate with the higher level of risk. Investments in small companies may involve greater risk than those in larger, better-known companies. Share price, yield and return will vary.

Fidelity Contrafund

The fund invests in common stocks and securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in “growth” or “value” stocks, or both. Share price and return will vary.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
Goldman Sachs Mid Cap Value A

The fund invests at least 80% of its net assets in a diversified portfolio of equity investments in mid-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell Midcap Value Index at the time of investment. Investments in mid-sized companies may involve greater risks than those in larger, more well known companies, but may be less volatile than investments in smaller companies. Share price and return will vary.

(h)	Loans to Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate published in The Wall Street Journal on the first business day in each calendar quarter, including loans that are made at any time during each respective calendar quarter. Principal and interest are paid ratably through payroll deductions.

(i)	Payment of Benefits

Non-ESOP Component

For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.

ESOP Component

Distributions from the ESOP component of the Plan are made in the form of shares of common stock of the Company that must be immediately sold back to the Company.

The Company is legally obligated to repurchase shares of the Company’s common stock from terminating participants subject to specific rules regarding distributions.

Distribution of benefits as a result of retirement, death, and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:
a.	the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability, or

b.	one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
In general, distribution of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:
a.	the sixth Plan year following the participant’s resignation, dismissal, or layoff, or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.
(j)	Special Price Protection

Initial participants who were 55 years of age or older as of December 31, 2002 and who request a distribution at any time prior to January 1, 2008 due to death, disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:
a.	$10.00, or

b.	the then-current fair market value of a share of the Company’s common stock.
The special price protection provisions only apply to shares of Company common stock purchased in December 2002.

(k)	Diversification

Participants close to retirement have the opportunity to diversify part of the value of their investment in Company common stock.

Any participant who is at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of the shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan and Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust are counted for purposes of diversification.

(l)	Special Diversification

Beginning on October 1, 2007, and then in the first quarter of each year thereafter, all participants hired by the Company on December 20, 2002, will be permitted to diversify 10% of their ESOP account balance provided any such diversification does not violate any loan covenants in effect at the time. Participants hired after that date are eligible for this diversification feature following five years of service with the Company.

(m)	Forfeitures

Effective October 1, 2003, all non-vested account balances of terminated participants are used to reduce future Company contributions or to pay administrative expenses.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
Forfeitures of ESOP account balances of $244,100 for terminated participants were used to reduce Company contributions to the ESOP component of the Plan during the year ended September 30, 2005. Forfeitures of non-ESOP account balances of $108,291 for participants who terminated employment during the year ended September 30, 2005, will be used to reduce future Company contributions to the non-ESOP component of the Plan.

Forfeitures of ESOP account balances of $68,992 for terminated participants were used to reduce Company contributions to the ESOP component of the Plan during the year ended September 30, 2004. Forfeitures of non-ESOP account balances of $12,377 for participants who terminated employment during the year ended September 30, 2004, were used to reduce Company contributions to the non-ESOP component of the Plan.

(n)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting and Use of Estimates

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

(b)	Investment Valuation and Income Recognition

The shares of common stock of the Company are valued semi-annually March 31 and September 30. The estimated fair value of the Company’s common stock for all purposes under the Plan is determined by the ESOP Trustee based upon a valuation performed by an independent appraiser. Quoted market prices are used to value the mutual funds. Participant loans are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(c)	Administration of Plan Assets

The Plan’s assets, which consist of Company common stock, mutual funds and a contribution receivable, are held by the ESOP Trustee, State Street Bank & Trust Company, and the record keeper and custodian of the non-ESOP component, Fidelity Investments. Certain administrative functions are performed by officers or employees of the Company who receive no compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the years ended September 30, 2005 and 2004, all administrative and trustee expenses were paid by the Company.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(3)	Investments
The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2005 and 2004 were as follows:

	2005	2004
Alion Science and Technology Corporation common stock	$184,783,018	67,321,350
Fidelity Retirement Government Money Market	29,778,909	7,129,150
Fidelity Growth Company	15,641,012	—

Total	$230,202,939	74,450,500

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value for the years ended September 30, 2005 and 2004 as follows:

	2005	2004
Mutual funds	$8,095,952	1,016,256
Alion Science and Technology Corporation common stock	66,818,531	16,625,444

	$74,914,483	17,641,700

The Plan’s investment in Company common stock has been delineated as follows:

	2005	2004
Alion Science and Technology Corporation common stock — number of shares	5,153,185	3,376,196

Cost	$69,161,065	38,101,276

Fair value	$184,783,018	67,321,350

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	September 30,
	2005	2004
Net Assets — Alion Science and Technology Coporation Common stock	$184,783,018	$67,321,350

	For the Year Ended September 30
	2005	2004
Changes in Net Assets:
Contributions	$9,714,987	7,105,107
Rollovers	1,609,723	716,569
Transfer of merged plan assets	79,038,985	575,710
Transfer between ESOP and Non-ESOP	(31,381,695)	—
Interest	271,979	9,679
Net appreciation	66,547,122	16,616,826
Benefits paid to participants	(8,198,231)	(1,563,764)

	$117,602,870	23,460,127

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 9, 2005, that the Plan, as amended through the Ninth Amendment, and related trusts are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(5)	Related-party Transactions

The Plan holds Alion Science and Technology Corporation common stock. As Alion Science and Technology Corporation is the employer and plan sponsor, any transactions in its common stock qualify as party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the record keeper and custodian for the non-ESOP component of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
September 30, 2005 and 2004
(6)	Risks and Uncertainties

The Plan provides for various investments in cash and cash equivalents, mutual funds, and the Company’s common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)	Plan Merger

The John J. McMullen Associates, Inc. Employee Stock Ownership Plan and 401(k) Profit Sharing Plan were merged with the Plan on April 1, 2005. As a result of the merger of these two plans, $127,277,679 in cash and other assets was transferred into the Plan.

The Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust was merged with the Plan on December 31, 2003. As a result of the merger, $1,689,717 in cash and other assets was transferred into the Plan.

(8)	Acquisitions

The Company acquired ManTech Environmental Technology, Inc. (METI) on February 11, 2005. Employees of METI on February 11, 2005, who became employees of the Company on February 12, 2005, received credit for their service with METI with respect to Company retirement plan and matching contributions, as well as vesting.

The Company acquired Carmel Applied Technologies, Inc. (CATI) on February 25, 2005. Employees of CATI on February 25, 2005, who became employees of the Company on February 26, 2005, received credit for their service with CATI with respect to Company retirement plan and matching contributions, as well as vesting.

The Company acquired John J. McMullen Associates, Inc. (JJMA) on April 1, 2005. Employees of JJMA on April 1, 2005, who became employees of the Company on April 2, 2005, received credit for their service with JJMA with respect to Company retirement plan and matching contributions, as well as vesting.

The Company acquired Innovative Technology Solutions Corporation (ITSC) on November 1, 2003. Employees of ITSC on October 31, 2003, who became employees of the Company on November 1, 2003, received credit for their service with ITSC with respect to Company retirement plan and matching contributions, as well as vesting.

The Company acquired Identix Public Sector, Inc. (IPS) on February 13, 2004. Employees of IPS on February 13, 2004, who became employees of the Company on February 14, 2004, received credit for their service with IPS with respect to Company retirement plan and matching contributions, as well as vesting.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
September 30, 2005

(a)	(b)	(c)
	Identity of	Description of investments,		(e)
	issuer/borrower,	including maturity date, rate	(d)	Current
Notes	lessor, or similar party	of interest, collateral, par, or maturity value	Cost	value
(1)	State Street Global Advisors Short Term	Short-term investment fund,
	Investment Fund	1,509,357 shares	$1,509,357	$1,509,357
(1)	Alion Science and Technology Corporation*	Common stock, 5,153,184.7813 shares	69,161,065	184,783,018
	Fidelity Management Trust Company Mutual Funds:
(1)	Fidelity Capital & Income	Mutual fund	(2)	2,548,390
(1)	Fidelity Contrafund	Mutual fund	(2)	1,062,618
(1)	Fidelity Diversified International	Mutual fund	(2)	7,816,770
(1)	Fidelity Dividend Growth	Mutual fund	(2)	7,891,991
(1)	Fidelity Equity Income	Mutual fund	(2)	4,278,868
(1)	Fidelity Freedom 2000	Mutual fund	(2)	289,898
(1)	Fidelity Freedom 2005	Mutual fund	(2)	130,641
(1)	Fidelity Freedom 2010	Mutual fund	(2)	4,697,031
(1)	Fidelity Freedom 2015	Mutual fund	(2)	3,589,285
(1)	Fidelity Freedom 2020	Mutual fund	(2)	1,377,404
(1)	Fidelity Freedom 2025	Mutual fund	(2)	120,766
(1)	Fidelity Freedom 2030	Mutual fund	(2)	641,767
(1)	Fidelity Freedom 2035	Mutual fund	(2)	429,343
(1)	Fidelity Freedom 2040	Mutual fund	(2)	420,149
(1)	Fidelity Freedom Income	Mutual fund	(2)	591,387
(1)	Fidelity Growth Company	Mutual fund	(2)	15,641,012
(1)	Fidelity Investment Grade Bond	Mutual fund	(2)	2,653,547
(1)	Fidelity Low-Priced Stock	Mutual fund	(2)	6,054,684
(1)	Fidelity Magellan	Mutual fund	(2)	7,432,047
(1)	Fidelity New Millennium	Mutual fund	(2)	4,371,357
(1)	Fidelity Retirement Government Money Market	Mutual fund	(2)	29,778,909
(1)	Fidelity U.S. Bond Index	Mutual fund	(2)	3,334,385
(1)	Goldman Sachs Mid-Cap Value A	Mutual fund	(2)	230,983
(1)	Royce Low-Priced Stock	Mutual fund	(2)	4,339,150
(1)	Spartan U.S. Equity Index	Mutual fund	(2)	2,878,529
	Participant loans	159 loans (interest rates ranging from 4.00% to 7.50% and maturing through 2020)	—	1,309,956

				$300,203,242

(1)	Represents party-in-interest.

(2)	Cost information omitted for participant-directed investments

See report of registered independent public accounting firm.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALION SCIENCE AND TECHNOLOGY
CORPORATION EMPLOYEE OWNERSHIP,
SAVINGS AND INVESTMENT PLAN

	By:	/s/ John M. Hughes
Date: March 28, 2006
Name: John M. Hughes
Title: Chief Financial Officer